Allego N.V.

Westervoortsedijk 73 KB

6827 AV Arnhem, the Netherlands

December 6, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rebekah Reed

Re:	Allego N.V.

Registration Statement on Form F-3

File No. 333-275762

To the address set forth above:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, Allego N.V. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement on Form F-3 (the “Registration Statement”) of the Company. We respectfully request that the Registration Statement become effective as of 4:00 p.m. Eastern Time on December 7, 2023, or as soon as practicable thereafter.

The Company hereby authorizes Heather Emmel of Weil, Gotshal & Manges LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

The Company requests that it be notified of such effectiveness by a telephone call to Heather Emmel of Weil, Gotshal & Manges LLP at (212) 310 8849.

Very truly yours, ALLEGO N.V.

By:	/s/ Mathieu Bonnet
Name:	Mathieu Bonnet
Title:	Chief Executive Officer

cc:	Ton Louwers, Allego N.V.

[Signature Page to Acceleration Request]